     NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30,	December 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$24,174,721	$3,441,464
Marketable securities (note 4)	364,000	–
Amounts receivable and prepaids	148,713	229,145
Balances receivable from related parties (note 9)	54,009	–
	24,741,443	3,670,609

Equipment (note 5)	146,772	12,037

	$24,888,215	$3,682,646

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$2,303,923	$145,642
Balances payable to related parties (note 9)	–	284,080
	2,303,923	429,722

Shareholders' equity
Share capital (note 8)	49,959,331	21,064,437
Contributed surplus (note 8(e))	4,169,295	1,688,335
Deficit	(31,544,334)	(19,499,848)
	22,584,292	3,252,924
Nature of operations (note 1)
Subsequent events (note 11)

	$24,888,215	$3,682,646

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Expenses
Conference and travel	$102,122	$24,179	$134,134	$30,629
Depreciation	5,965	555	8,162	698
Exploration (note 7)	7,163,036	1,363,290	8,470,647	1,501,250
Exploration - stock-based compensation (note 8(d))	(23,243)	–	948,460	–
Legal, accounting and audit	7,101	14,861	10,003	15,471
Office and administration	221,567	224,581	357,524	280,522
Shareholder communication	75,692	99,175	268,502	127,342
Stock-based compensation (note 8(d))	67,586	–	1,532,500	–
Trust and filing	25,818	23,745	38,373	31,322
	7,645,644	1,750,386	11,768,305	1,987,234

Other items
Foreign exchange loss (gain)	93,775	(31,616)	103,297	(35,192)
Interest income	(110,234)	(2,319)	(178,116)	(4,465)
Write down of marketable securities	351,000	–	351,000	–
	334,541	(33,935)	276,181	(39,657)

Loss for the period	$(7,980,185)	$(1,716,451)	$(12,044,486)	$(1,947,577)

Weighted average number of
common shares outstanding	36,918,117	18,283,739	34,635,976	17,634,698

Basic and diluted loss per share	$(0.22)	$(0.09)	$(0.35)	$(0.11)

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

			Six months ended June 30
			2004	2003
Deficit, beginning of period			$(19,499,848)	$(11,200,387)
Loss for the period			(12,044,486)	(1,947,577)
Deficit, end of period			$(31,544,334)	$(13,147,964)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
Cash provided by (applied to):	2004	2003	2004	2003

Operating activities
Loss for the period	$(7,980,185)	$(1,716,451)	$(12,044,486)	$(1,947,577)
Items not involving cash
Depreciation	5,965	555	8,162	698
Stock-based compensation	44,343	31,947	2,480,960	37,132
Marketable securities received (note 6(d))	(715,000)	–	(715,000)	–
Write down of marketable securities	351,000	–	351,000	–
Changes in non-cash working capital items
Amounts receivable and prepaids	58,182	47,618	80,432	74,184
Accounts payable and accrued liabilities	1,910,154	64,106	2,158,281	(83,017)
Balances receivable from and payable to
related parties	(291,182)	307,770	(338,089)	362,063
	(6,616,723)	(1,264,455)	(8,018,740)	(1,556,517)

Investing activities
Purchase of equipment	(119,749)	(2,721)	(142,897)	(2,721)
	(119,749)	(2,721)	(142,897)	(2,721)

Financing activities
Common shares issued for cash, net of issue costs	6,337,172	1,833,469	28,894,894	2,651,374
	6,337,172	1,833,469	28,894,894	2,651,374

Increase (decrease) in cash and equivalents	(399,300)	566,293	20,733,257	1,092,136
Cash and equivalents, beginning of period	24,574,021	299,995	3,441,464	424,152

Cash and equivalents, end of period	$24,174,721	$866,288	$24,174,721	$1,516,288

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(d)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(e)	Stock-based compensation

The Company has a share option plan which is described in note 8(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(f)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(i)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. Marketable securities are presented at the lower of cost and market value. The Company is not exposed to significant credit risk or interest rate risk.

(j)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(k)	Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

	Number		Market	Carrying
	of shares	Cost	value	value
June 30, 2004
Taseko Mines Limited common shares
(note 6(d))	256,272	$715,000	$364,000	$364,000

December 31, 2003
Taseko Mines Limited common shares	Nil	$–	$–	$–

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
June 30, 2004
Buildings	$81,828	$2,046	$79,782
Furniture and fixtures	30,444	1,522	28,922
Site equipment	15,387	15,387	–
Vehicles	17,500	2,625	14,875
Computer equipment	28,669	5,476	23,193
	$173,828	$27,056	$146,772

December 31, 2003
Site equipment	$15,387	$15,387	$–
Computer equipment	15,544	3,507	12,037
	$30,931	$18,894	$12,037

6	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company was assigned an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options from HDGI by paying HDGI's costs of $584,655, which included the staking of 134 claims to expand the property, along with 30 kilometers of induced polarization surveying over the new claims.

The first option enables the Company to explore the Pebble property for more than two years, prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares for the one year deferral. The Company can elect to (a) purchase the 36 claims (the "Resource Lands") covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) purchase the 20% HDGI interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company can manage the sale of any shares that Teck Cominco wishes to sell. Teck Cominco's resale proceeds will be credited, with any share resale surplus returned to the Company's treasury and any share resale shortfall made up by the Company. Interim payments to Teck Cominco were also required, including US$250,000, in cash or shares with the same cash equivalency, prior to December 31, 2001 (which was paid), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 were issued on March 27, 2002 and the remaining 500,000 were

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

issued on December 19, 2002) and 750,000 warrants (500,000 were issued on March 27, 2002 exercisable at $1.15 and the remaining 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002.

If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to June 30, 2004, 47,374 feet had been completed) of drilling on the Exploration Lands before November 30, 2004.

Upon the Company completing the drilling and exercising the first option to purchase 100% of the Resource Lands, Teck Cominco can either form a 50/50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

( c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA, held by Placer Dome U.S. Inc.

(d)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn a joint venture working interest, subject to a maximum of $650,000, on certain exploration properties located in the vicinity of Taseko's Gibraltar mine property. For a period of 150 days after the Company had earned its working interests, Taseko had the right to purchase, at its option, the Company's earned interest for cash or common share consideration aggregating 110% of the Company's earn-in amount.

During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000, which was charged to operations in that year.

During 2004, Taseko exercised its right to purchase the Company's interest by issuing, subject to regulatory approvals, 256,272 common shares of Taseko for total consideration of $715,000. On June 15, 2004, regulatory approval was received and the Taseko common shares were issued to the Company.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

7.	EXPLORATION EXPENSES

	Pebble
	Property	Other	Six months ended June 30
	(note 6(a))	(note 6(d))	2004	2003
Assay and analysis	$201,933	$–	$201,933	$37,420
Drilling	1,864,430	(715,000)	1,149,430	652,184
Engineering	1,533,798	–	1,533,798	35,513
Environmental	2,004,247	–	2,004,247	21,968
Equipment rental	140,173	–	140,173	3,623
Freight	187,558	–	187,558	15,251
Geological	551,982	–	551,982	190,058
Graphics	25,517	–	25,517	41,837
Helicopter/fixed wing	1,401,151	–	1,401,151	221,243
Property fees/assessment	66,291	–	66,291	85,882
Site activities	1,008,950	–	1,008,950	181,281
Socioeconomic	84,455	–	84,455	692
Travel and accommodation	115,162	–	115,162	14,298
Exploration expenses incurred during the
period (to statement of operations)	$9,185,647	$(715,000)	$8,470,647	$1,501,250
Stock-based compensation			948,460	–
Exploration expenses, including stock-based compensation,
incurred during the period			9,419,107	1,501,250
Cumulative exploration expenses, beginning of period			11,426,237	5,498,330
Cumulative exploration expenses, end of period			$20,845,344	$6,999,580

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance, December 31, 2002		15,515,223	$11,035,977
Private placement January 2003, net of issue costs (i)	$0.50	1,700,000	809,654
Private placement July 2003, net of issue costs (ii)	0.72	6,944,445	4,979,549
Share purchase options exercised	0.40	981,500	392,600
Share purchase options exercised	0.43	8,000	3,440
Share purchase options exercised	0.50	12,500	6,250
Share purchase options exercised	0.75	12,500	9,375
Warrants exercised	0.40	775,000	310,000
Warrants exercised	0.45	1,176,470	529,412
Warrants exercised	0.60	1,910,000	1,146,000
Warrants exercised	0.62	2,000,000	1,240,000
Warrants exercised	0.75	500,000	375,000
Warrants exercised	1.15	197,548	227,180
Balance, December 31, 2003		31,733,186	21,064,437
Private placement March 2004, net of issue costs (iii)	8.00	2,750,000	21,905,914
Share purchase options exercised	0.40	88,750	35,500
Share purchase options exercised	0.50	96,500	48,250
Share purchase options exercised	0.75	20,000	15,000
Share purchase options exercised	1.18	5,000	5,900
Share purchase options exercised	5.00	10,666	53,330
Warrants exercised	0.60	10,000	6,000
Warrants exercised	0.90	6,944,445	6,250,000
Warrants exercised	1.15	500,000	575,000
Replacement of lost certificate		11,905	–
Balance, June 30, 2004		42,170,452	$49,959,331

(i)
In January 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 in respect of the flow-through portion of the private placement.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(ii)
In July 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004.

(iii)
In March 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005.

On July 16, 2004, the Company received approval from the TSX Venture Exchange to reduce the exercise price for 821,875 of these warrants to $4.65 each.

(iv)
In June 2004, the Company reached agreements in principle for the private placement of up to 2,816,902 units at a price of $3.55 per unit. Each unit is comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005. Subsequent to June 30, 2004, on August 5, 2004, the Company completed this private placement. The common shares in the units and the shares issuable on exercise of the warrants are subject to a four-month hold period expiring December 5, 2005.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended June 30, 2004 is:

		Exercise	Dec. 31			Expired/	June 30
Expiry date	Note	Price	2003	Issued	Exercised	Cancelled	2004
March 27, 2004		$ 1.15	500,000	–	(500,000)	–	–
June 12, 2004	8(b)(ii)	$ 0.90	6,944,445	–	(6,944,445)	–	–
January 14, 2005	8(b)(i)	$ 0.60	40,000	–	(10,000)	–	30,000
March 16, 2005	8(b)(iii)	$ 9.00	–	553,125	–	–	553,125
March 16, 2005	8(b)(iii)	$ 9.00*	–	821,875	–	–	821,875
			7,484,445	1,375,000	(7,454,445)	–	1,405,000

Weighted average exercise price			$0. 92	$6.40	$0.92	$–	$6.28

* The exercise price of these warrants was amended to $4.65 subsequent to June 30, 2004 (see note 8(b)(iii))

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders at the 2004 Annual General Meeting that allows it to grant up to 7,000,000 share purchase options to its employees, officers, directors and consultants. As at June 30, 2004, 1,577,499 of these options had been exercised, 3,039,834 were outstanding and 2,382,667 remained available to grant. Vesting of these options is over a period of up to two years, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death. Typically, the vesting of the options occurs six, twelve, and eighteen months after the grant dates, with one-third vested every six months.

The continuity of share purchase options for the period ended June 30, 2004 is:

	Exercise	Dec. 31			Expired /	June 30
Expiry date	Price	2003	Granted	Exercised	Cancelled	2004
May 15, 2004	$0.40	88,750	–	(88,750)	–	–
December 20, 2004	$0.50	106,500	–	(96,500)	–	10,000
May 9, 2005	$0.75	95,000	–	(20,000)	–	75,000
July 29, 2005	$0.94	50,000	–	–	–	50,000
July 29, 2005	$1.18	15,500	–	(5,000)	–	10,500
July 29, 2005	$2.35	315,000	–	–	–	315,000
July 29, 2005	$2.30	7,500	–	–	–	7,500
November 30, 2005	$5.00	1,535,000	–	(10,666)	(10,000)	1,514,334
November 30, 2005	$5.05	38,000	–	–	–	38,000
November 30, 2006	$5.00	–	1,052,000	–	–	1,052,000
		2,251,250	1,052,000	(220,916)	(10,000)	3,072,334

Weighted average exercise price		$3.93	$5.00	$0.72	$5.00	$4.52

Subsequent to June 30, 2004,
•	5,000 share purchase options were exercised at $1.18, and
•	3,333 share purchase options were exercised at $5.00.

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003 have been reflected in the statement of operations as follows:

		Year ended
	Six months ended	December 31,
	June 30, 2004	2003
Exploration
Engineering	$136,153	$57,822
Environmental, socioeconomic and land	52,334	22,698
Geological	759,973	345,658
	948 ,460	426,178
Operations and administration	1,532,500	1,248,886
Total compensation cost recognized in operations,
credited to contributed surplus	$2,480,960	$1,675,064

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

The weighted average assumptions used to estimate the fair value of options granted during 2003 and 2002 were:

Risk-free interest rate	3%
Expected life	2.1 years
Vesting period	6, 12 and 18 months
Expected volatility	89%
Expected dividend yield	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

(e)	Contributed surplus

Balance, December 31, 2002	$13,271
Changes during 2003
Non-cash stock-based compensation	1,675,064
Contributed surplus, December 31, 2003	1,688,335
Changes during 2004:
Non-cash stock-based compensation	2,480,960
Contributed surplus, June 30, 2004	$4,169,295

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	Six months ended	Year ended
Transactions	June 30, 2004	Dec. 31, 2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$920,371	$1,257,404
Hunter Dickinson Group Inc. (b)	6,400	22,320

Balances receivable (payable)	June 30, 2004	Dec. 31, 2003
Hunter Dickinson Inc. (a)	$57,433	$(279,201)
Hunter Dickinson Group Inc. (b)	(3,424)	(4,879)
	$54,009	$(284,080)

(a)
Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balances payable to HDI has resulted from advances by HDI to the Company and from services rendered to, but not yet paid for by the Company.

NORTHERN DYNASTY MINERALS LTD. Notes to Consolidated Financial Statements For the period ended June 30, 2004 (Expressed in Canadian Dollars)

(b)
Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provide consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by the Company.

(c)
During the six months ended June 30, 2004, the Company paid $52,000 (year ended December 31, 2003 – $16,500) to a private company controlled by Brian Mountford, a director, for engineering and project management services billed at market rates.

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.

11.	SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

(a) issued 8,333 common shares pursuant to the exercise of share purchase options (note 8(d)), and

(b) completed a private placement consisting of 2,816,902 units for gross proceeds of $10,000,000 (note 8(b)(iv)).